FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

BCRA authorizes new Director and

Members of the Supervisory Committee

Autonomous City of Buenos Aires, September 29th, 2023

Messrs.

Securities and Exchange Commission

RE: Relevant Event – BCRA Authorizes New Director and Members of the Supervisory Committee.

With due consideration:

I hereby address you, in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform that our entity has been notified of the Resolution N° 392 issued by the Central Bank of the Argentine Republic dated September 28th 2023, which resolved to make no observations so that Mr. Carlos Eduardo Elizalde, holder of Identity Card N° 14.318.537, may perform as Director of the Bank and Mr. Marcelino Agustín Cornejo, holder of Identity Card N° 27.175.515 and Mrs. Magdalena Laudignon, holder of Identity Card N°36.635.980, may act as members of the Supervisory Committee of our entity.

Yours faithfully.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: September 29, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer